Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Plan Administrator
Air Products and Chemicals, Inc.
Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-204388) on Form S-8 of Air Products and Chemicals, Inc. of our report dated 27 March 2018, with respect to the statements of net assets available for benefits of the Air Products and Chemicals, Inc. Retirement Savings Plan as of 30 September 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of 30 September 2017, which report appears in the 30 September 2017 annual report on Form 11-K of the Air Products and Chemicals, Inc. Retirement Savings Plan.

/s/ KPMG LLP
Philadelphia, Pennsylvania
27 March 2018